

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 13, 2007

Via International Mail and Fax (011-46-8-744-4394)
Mr. Roland Hagman
Vice President and Group Function Financial Control
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

> **RE:** **LM Ericsson Telephone Company**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed May 18, 2006**
> **File Number 0-12033**

Dear Mr. Hagman:

   We have reviewed your supplemental response letter dated April 2, 2007 as well as your filings and have the following comments. As noted in our comment letter dated November 17, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page 43

1. Please refer to prior comment 6. Confirm to us that you will comply with our comment in your 2006 Form 20-F.

C32. Goodwill, page 112

2. Please refer to prior comment 15. Please tell us in more detail your consideration of the factors cited in paragraphs 13 and 14 of SFAS 131 in identifying your operating segment(s).

* * * *

   Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Larry Spirgel
Assistant Director